GDEV Inc.

55, Griva Digeni

3101, Limassol

Cyprus

Telephone: +35722580040

VIA EDGAR

September 20, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mariam Mansaray and Matthew Derby

Re: GDEV Inc.

Registration Statement on Form F-3 (the “Registration Statement”)

File No. 333-282062

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, GDEV Inc. (the “Company”) hereby requests acceleration of the effective date of the Registration Statement to 4:00 p.m., Eastern Time, on September 24, 2022, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom (UK) LLP, request by telephone that such Registration Statement be declared effective.

Please contact Maria Protopapa, of Skadden, Arps, Slate, Meagher & Flom (UK) LLP, outside counsel to the Company, at +44 20 7519 7072, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Andrey Fadeev
Name:	Andrey Fadeev
Title:	Chief Executive Officer and Director

cc: Denis Klimentchenko and Maria Protopapa, Skadden, Arps, Slate, Meagher & Flom (UK) LLP